January 6, 2006

VIA EDGAR TRANSMISSION
AND FAX

Jennifer Goeken
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Brigham Exploration Company
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
Filed November 9, 2005
File No. 0-22433

Dear Ms. Goeken:

Thank you for your review of our prior response letter dated December 23, 2005 and the subsequent feedback that you provided to our Vice President and Controller, Malcom Brown, in a telephone conversation with him on December 30, 2005. Based on the conversation with Malcom Brown, you asked Brigham to clarify several of our responses, which we have attempted to do below. As was the case with our prior letter, we have provided our clarifying responses under the original Commission comment for your reference as follows:

Note 1. Organization and Nature of Operations, Page F-8

Mandatorily Redeemable Preferred Stock, page F-13

2.
We note, upon adoption of SFAS 150, that you reclassified approximately $8 million of the mandatorily redeemable Series A and B preferred stock to long term debt and that the remaining $18.3 million balance of mandatorily redeemable preferred stock at July 1, 2003 “did not meet the criteria of mandatorily redeemable financial instruments as defined by SFAS 150.”

Response: For purposes of applying FAS 150, the Board defined a mandatorily redeemable financial instrument as any of various financial instruments that are issued in the form of shares and embody an unconditional obligation whereby the issuer must redeem the instrument by transferring its assets on a specified or determinable date (or dates) or upon an event that is certain to occur. Likewise, a date-certain redeemable security that can be converted into common stock is not considered mandatorily redeemable, since it will be redeemed only if it is not converted, as long as the conversion option is considered substantial.

Brigham’s initial issuances of its Series A and B preferred stock included attached warrants that allowed the holder of the preferred shares to convert those shares into shares of Brigham’s common stock. Due to this conversion feature, the initial issuances of Series A and B preferred stock are excluded from the scope of Statement 150. At July 31, 2003 these shares had a value of approximately $18.3 million.

The shares of Series A and B preferred stock that were issued subsequent to the original issuances discussed above were issued to satisfy dividend obligations associated with the Series A and B preferred stock. The terms of the Series A and B preferred stock provided Brigham with the option to pay the dividend obligations associated with its preferred stock in either cash or in kind by issuing additional preferred shares. The additional shares of preferred stock that Brigham issued to satisfy these dividend obligations did not have warrants attached and required Brigham to redeem these additional shares on a specified date. Since the additional shares of Series A and B preferred stock issued by Brigham to satisfy its dividend obligations did not contain the conversion feature included with the original issuance and required Brigham to redeem those shares on a specified date, they fell within the scope of Statement 150 and were reported as a liability on Brigham’s balance sheet.

At July 1, 2003, the value of the additional shares of Series A and B preferred stock issued to satisfy dividend obligations was approximately $8.0 million.

Supplemental Oil and Gas Information (Unaudited), page F-36

Costs Incurred and Capitalized Costs

1.
We note that you present one line item for the acquisition of property. Please confirm, if true, that you have not incurred significant costs to acquire mineral interests that have proved reserves that should be disclosed separately from the costs of acquiring unproved properties as required by paragraph 22 of SFAS 69. In addition, we note your inclusion of asset retirement obligations. Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed as there is no provision for this line item in paragraph 21 and Illustration 2 of SFAS 69.

Response: To confirm our telephone conversation on December 30, 2005, Brigham will prospectively incorporate amounts incurred related to asset retirement obligations in the balance of the line items specifically referenced in SFAS 69 beginning with our 2005 Form 10-K.

As you requested in your original comment letter, we acknowledge that:

•	Brigham Exploration Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Brigham Exploration Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either Malcom Brown or myself at (512) 427-3300 with any further questions or comments. If we do not hear from you, we will contact you in the next several weeks to confirm that we have fully addressed the issues that you originally raised in your December 20, 2005 comment letter. Thank you for your assistance and we look forward to hearing back from the Commission.

Sincerely,

/s/ Eugene B. Shepherd, Jr.
Eugene B. Shepherd, Jr.
Executive Vice President
And Chief Financial Officer